Exhibit 99.1

Locafy Secures Media Contract with Total Potential Contract Value of Up to US$6.5 Million

● Initial Phase – if Published, Articles Represent Approximately US$500k (ARR), or 8% of the Agreement’s Total Potential

● Agreement Empowers Global Media Group to Potentially Recover Millions in Lost Revenue and Target High-SEO Value Keywords Across Lucrative Online Search Categories

● First high value, niche category content website to go live this week

PERTH, Australia – November 13, 2024 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in “entity-based” search engine optimization (SEO), today announced that it has partnered with one of the largest media and information services companies worldwide. The collaboration will address critical SEO challenges impacting the partner’s widely read news website and specialized content platforms, aiming to restore revenue from sponsored content, enhance advertiser visibility, and shield content against recent and potential future SEO penalties resulting from search engine algorithm changes.

Following recent SEO policy updates, including Google’s new enforcement actions related to site reputation and search ranking penalties, many publishers have faced the removal of sponsored content from their platforms, impacting both revenue and formerly valuable product offerings. Locafy’s proprietary Article Accelerator solutions offer an effective response to this industry-wide challenge, enabling publishers to safely reintegrate valuable content while minimizing SEO performance risk.

“This agreement underpins our planned transformation into a global publishing business, where we utilize our proprietary technology to publish niche content on website properties we own,” said Gavin Burnett, CEO of Locafy.

Pursuant to the agreement, Locafy will implement sponsored articles representing approximately US$500,000 in potential annualized recurring revenue during the initial phase. These initial articles are approximately 8% of the total articles removed from the partner’s platforms and just one of the high value niche categories they previously monetized using their own publishing assets.

Locafy’s publishing solutions enable the media company to leverage its sizable client base to offer national SEO solutions while shielding their masthead brands entirely from any potential search engine penalties.

“Rightly or wrongly, many prominent US media companies were recently penalized by search engines for publishing sponsored content within their editorial websites. While it seemed these media companies and publishers diligently followed all the rules, the practice was deemed “site abuse” to publish paid content which benefited from the high Domain Authority of the main news site, to promote what was considered “non-relevant” third party content,” said Burnett.

Locafy’s strategy is to publish this same content on specific niche websites that have high Domain Authority and only focus on a specific business category without leveraging the authority of any online news properties.

“Over coming months, we intend to publish multiple, high-value niche content websites and ensure they remain contextually relevant to the content they are promoting. Our client’s content will be published on niche domains targeting high-traffic keywords in lucrative sectors like health, finance, and other high-SEO value markets. These dedicated sites are designed to capture premium search rankings, ensuring sustainable relevance and revenue from targeted keyword segments.

These strategies will collectively help secure premium search rankings for the media group’s sponsored content clients, bolstering visibility across key advertising categories and generating measurable website traffic and engagement.

“This collaboration with one of the world’s most well-known media brands highlights the unique value and impact of Locafy’s SEO technology. We believe that our Entity-Based approach provides a comprehensive solution to challenges many publishers face following recent SEO changes. By optimizing their sponsored content at scale, we support revenue recovery and drive visibility for advertisers, demonstrating the transformative power of our solutions in a dynamic digital media environment,” said Burnett.

Through this partnership, Locafy will assist the media group in delivering outcomes to advertisers, strengthening client relationships and attracting new business. This initiative reflects Locafy’s commitment to scalable, innovative SEO solutions that empower media organizations to thrive in a rapidly evolving digital landscape.

For more information about Locafy’s technology, including educational blogs and case studies, please view Locafy’s investor relations website at investor.locafy.com.

About Locafy

Locafy (Nasdaq: LCFY, LCFYW) is a globally recognized software-as-a-service technology company specializing in local search engine marketing. Founded in 2009, Locafy’s mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 20-F, filed with the SEC on November 12, 2024, and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Matt Glover and Matt Szot
Gateway Group
(949) 574-3860
LCFY@gateway-grp.com